manatt

manatt | phelps | phillips

July 22, 2013

VIA EDGAR

Mr. Gabriel Eckstein

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mandalay Digital Group, Inc. Registration Statement on Form S-3 Filed July 3, 2013 Registration No. 333-189783

Gentlemen:

On behalf of Mandalay Digital Group, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-189783) (the “Registration Statement”), originally filed by the Company on July 3, 2013.

We are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Peter Adderton of the Company, dated July 17, 2013 (the “Commission’s Letter”). For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

We have supplementally provided to Mr. Eckstein and Mr. Shuman a copy of Amendment No. 1 filed by the Company marked to reflect changes made to the Registration Statement as originally filed with the Commission.

Documents Incorporated by Reference, page 31

1.	Notwithstanding your incorporation by reference of the Form 10-K/A filed on July 2, 2013, please specifically incorporate your Form 10-K filed July 1, 2013. Ensure that you specifically incorporate by reference all filings pursuant to Exchange Act Section 13(a) or 15(d) since March 31, 2013, and prior to the effective time, such as the Forms 8-K and 8-K/A filed on July 12, 2013.

11355 W. Olympic Blvd., Los Angeles, California 90064-1614 Telephone: 310.312.4000 Fax: 310.312.4224

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

manatt | phelps | phillips

Mr. Gabriel Eckstein

Mr. Mark P. Shuman

July 22, 2013

In response to the Staff’s comment, we have revised the incorporation by reference disclosure on page 31, including the addition of our Form 10-K filed on July 1, 2013 and the Forms 8-K and 8-K/A filed subsequent to the original filing date of the Registration Statement.

Exhibit Index, page 37

2.	You indicate on page 38 that Exhibit 4.3 will be filed subsequent to effectiveness, if necessary. Please note that the indenture must be qualified at the time of effectiveness. For guidance, refer to Section 201.02 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations and file a copy of the Form of Debt Indenture.

In response to the Staff’s comment, we have filed a copy of the Form of Debt Indenture as Exhibit 4.3.

3.	In a number of exhibits, you indicate that you will be filing a “Form of” the exhibit by post-effective amendment. Please file “forms of” copy of these exhibits or tell us on which authority you are relying upon to exclude “form of” exhibits prior to effectiveness.

With regard to Exhibit 1.1, the “form of” underwriting agreement, we respectfully note that pursuant to Item 601(b)(1) of Regulation S-K, the form of underwriting agreement need not be filed prior to effectiveness if the terms of such document have not been determined. Therefore, because no terms of an underwriting agreement have been determined at this time, the Company does not presently intend to file a form of underwriting agreement.

With regard to Exhibits 4.2 and 4.4 through 4.7, we do not presently know what the terms of any preferred stock, debt securities, or warrants offerings will be, nor do we know when or if any such offerings will take place. Accordingly, because such forms would lack all material terms, we believe that filing “form of” exhibits at this time would not be meaningful. We noted that we are not aware of the terms of any preferred stock, debt securities or warrants offerings on pages 16, 19 and 27 of the Registration Statement, respectively. Although the terms of offering of these securities are not presently known, we will file the above referenced exhibits in connection with any future offerings of these securities.

manatt

manatt | phelps | phillips

Mr. Gabriel Eckstein

Mr. Mark P. Shuman

July 22, 2013

*               *               *

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 310-312-4126.

Very truly yours,

/s/ Ben D. Orlanski

Ben D. Orlanski

cc:	Peter Adderton